Hypo Real Estate
HOLDING

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.




Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

Date 28.07.2006

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Kay Amelungse

Enclosures

(1) 05 July 2006 — Press release: Hypo Real Estate Bank International: Successful completion of €199 million acquisition financing to SA Docks Lyonnais for the purchase of "Le Capitole" Office Building in Nanterre

(2) 07 July 2006 — Press release: Hypo Real Estate Bank International: Successful completion of a SEK 1.1 billion (€118 million) senior investment facility plus an acquisition facility for the listed Swedish real estate company AB SAGAX (publ)

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (CEO)
Stephan Bub, Dr. Paul Eisele,
Dr. Markus Fell, Frank Lamby

(3) 14 July 2006	Press release: Hypo Real Estate Capital Corporation closes $147.9 million acquisition loan on two multifamily portfolios in the Washington D.C. Metro area
(4) 18 July 2006	Press release: Hypo Real Estate Bank International: Successful completion of €341 million financing to a joint venture held by MSREF IV, FSA Properties and Foncière des Régions
(5) 19 July 2006	Press release: Hypo Real Estate Bank International: Successful completion of €19.7 million acquisition financing for aAIM Europe plc, to part-finance the first asset in its proposed €1 billion European acquisition programme
(6)	Financial Calendar 2007
(7) 24 July 2006	Press Release: Hypo Real Estate Foundation: Architecture Prize for Exemplary Commercial Buildings awarded for the eighth time.
(8) 25 July 2006	Press release: Hypo Real Estate Bank International AG to issue a Mortgage Jumbo Pfandbrief for € 1.25 billion

Press release

Hypo Real Estate Bank International: Successful completion of €199 million acquisition financing to SA Docks Lyonnais for the purchase of "Le Capitole" Office Building in Nanterre

Munich/Stuttgart/Paris, 5 July 2006: Hypo Real Estate Bank International announces that it has arranged a €199 million facility for SA Docks Lyonnais. The purpose of the facility is to finance, under a share deal, the acquisition of "Le Capitole", an office building in Nanterre, west of Paris. The transaction closed on 30 June 2006.

Originally built in 1930 and completely reconstructed in 1990, "Le Capitole" complex comprises six interconnected buildings on ground and 5 upper floors, with 1,058 car parking spaces. It offers 62,400 m^2 of space, divided between 24% of light industrial and 74% of office space, with 1,800 m^2 of tenant computer/plan rooms situated in the basement.

"Le Capitole" is located in the Zac des Champs Pierreux, 8 km to the west of central Paris and in close proximity to La Défense. The location offers good links with public transport (RER, SNCF and several bus routes), as well as easy access by road, being served by two motorways and several main roads providing access to the Périphérique, central Paris and Roissy Charles de Gaulle Airport (30 min).

Commenting, Harin Thaker, CEO – Europe, said: "This is a significant deal with a major client, which further demonstrates our abilities in the important French property market."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Press release

Hypo Real Estate Bank International: Successful completion of a SEK 1.1 billion (€118 million) senior investment facility plus an acquisition facility for the listed Swedish real estate company AB SAGAX (publ)

Munich/Stuttgart/Stockholm, 7 July 2006: Hypo Real Estate Bank International announces that it has underwritten a SEK 1.1 billion (€118 million) senior investment facility plus an acquisition facility for the listed Swedish property company AB SAGAX. The facility includes the financing of all of AB SAGAX's real estate holdings in the Greater Stockholm area plus an acquisition facility for future expansion. The transaction closed today.

The senior investment facility includes the financing of 30 assets in the Greater Stockholm area with a total lettable area of 210,000 m^2, let to 133 tenants, representing a yearly rental value of SEK 150 m (€16 m). The portfolio serves a stable segment of tenants in middle-sized light-industry / service trade.

Commenting, Harin Thaker, CEO - Europe, said: "I'm pleased to announce that we have managed to develop and increase our relationship with a successful Swedish listed property company, which has been an important client to the Bank since 2000, by providing this well structured and flexible facility."

David Mindus, CEO AB SAGAX (publ) commented: "The long term commitment of Hypo Real Estate Bank International to our business since 2000 has been a key element to Sagax's successful growth strategy."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors

Hypo Real Estate Bank Group
The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities. For further information: www.hyporealestate.com.

AB SAGAX (publ)
The business idea is to invest in properties generating good return, primarily within the light industrial / warehouse segment. Sagax's property holdings amounts to 466,000 sqm. distributed on 49 properties. AB Sagax (publ) is connected to First North. Additional information is available on www.sagax.se

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Capital Corporation closes $147.9 million acquisition loan on two multifamily portfolios in the Washington D.C. Metro area

New York, Munich, 14 July 2006 – Hypo Real Estate Capital Corporation ("HRECC"), the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – closed a $147.9 million five-year, floating-rate loan for the acquisition of two apartment portfolios, representing a total of 2,170 units in six garden-style properties in Maryland. The transactions closed on May 17 and June 23, 2006.

The purchaser was The Bozzuto Group of companies. Over the past five years, The Bozzuto Group has acquired a total of 5,638 units in the mid-Atlantic region.

All of the properties are located within Prince George's County, MD. They include two properties encompassing a total of 759 units in Suitland, MD (Shadyside Gardens and Forest Village); two in Temple Hills, MD encompassing a total of 429 units (Marlow Heights and Marlow Plaza); and two properties representing a total of 982 units in Laurel, MD (Laurel Square and Towne Center).

"We are very pleased to be starting a new relationship with The Bozzuto Group of companies. It is indicative of our desire to continue to provide financing to high quality sponsors of their caliber that have consistently proven their ability to successfully execute their business strategies," commented Evan Denner, Deputy CEO of Hypo Real Estate Capital Corporation.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Added Mike Butz, Director, "This transaction is a good example of the company's ability to use its balance sheet to create a customized financing solution for a portfolio of properties with a variety of unique, individual needs. We were able to provide both senior and mezzanine financing combined with flexible release provisions and significant future funding commitments, which will allow Bozzuto to complete its repositioning plan on its own timetable and with maximum flexibility. This is the benefit of a financing platform that is able to address the specific needs of borrowers at a time when they are forced to be creative in order to generate additional value in their real estate holdings and maximize the returns to their investors."

The financing was arranged by CBRE Melody's Washington D.C. office.

Notes to editors:

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Hypo Real Estate Group
The Hypo Real Estate Group (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely Hypo Real Estate Holding AG based in Munich, and three operational entities. The Hypo Real Estate Bank International AG (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is Hypo Real Estate Bank AG based in Munich. Hypo Public Finance Bank (Dublin) combines public finance and Capital Markets activities.

Press contact:

Hypo Real Estate Group:
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Bank International: Successful completion of €341 million financing to a joint venture held by MSREF IV, FSA Properties and Foncière des Régions

Munich/Stuttgart/Paris, 18 July 2006: Hypo Real Estate Bank International announces that it has arranged a €341 million facility for a joint venture held by MSREF IV, FSA Properties and Foncière des Régions. The purpose of the facility is to provide an extension of existing debt and to finance the construction costs of Dassault Systèmes' new headquarters in Vélizy. The transaction closed on 29 June 2006.

The facility consists of the refinancing of an existing loan for a portfolio of four lots located in Vélizy-Villacoublay and Meudon (let to Thalès, Alcatel and Alstom) and the financing of a development project that will host the new head office of Dassault Systèms, located at rue Latécoère in Vélizy (78). This new development will consist of four buildings totalling around 55,000 m^2, comprising Class A office space, light industrial space and and inter-company restaurant.. Completion and delivery is expected in July 2008.

Commenting, Harin Thaker, CEO – Europe, said: "I am happy to announce this successful deal, which confirms our expertise in the French market."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Press release

Hypo Real Estate Bank International: Successful completion of €19.7 million acquisition financing for aAIM Europe plc, to part-finance the first asset in its proposed €1 billion European acquisition programme

Munich/Stuttgart/London, 19 July 2006: Hypo Real Estate Bank International announces that it has completed the first asset inclusion under the approved €200 million acquisition financing facility for aAIM Europe plc to support their European acquisition programme. The first €19.7 million of the facility has been drawn down to finance the purchase of Galeria Gniezno, a shopping centre in Gniezno, Poland. The transaction closed on June 26, 2006.

Galeria Gniezno is a major shopping centre with ca. 11,850 m^2 of retail space, anchored by a 4,450 m^2 Hypernova hypermarket. Hypernova is a subsidiary of Royal Ahold, one of the world's largest retailers.

Commenting, Harin Thaker, CEO Europe, said: "I am delighted that aAIM chose to work with Hypo Real Estate Bank International on this deal, which represents a great endorsement of our effectiveness in delivering structured finance solutions."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to Editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

aAim plc

Since aAIM's inception in 2003 it has concluded more than £750 million commercial property transactions and returned a blended IRR of over 100% to its investors. Most recently aAIM launched aAIM Europe and a 1 billion euro acquisition programme throughout Western and Eastern Europe.

aAIM's latest brand will target transactions which display the low risk fundamentals that aAIM have always favoured in the UK, with the added advantage of investing in markets where there is an attractive arbitrage between rental yields and the cost of borrowing.

The following overview summarizes important dates for shareholders and analysts.

9 August 2006	Q2 Results 2006
8 November 2006	Q3 Results 2006
14 March 2007	Annual Report 2006; Press Conference, Analysts' Conference
10 May 2007	Q1 Results 2007
23 May 2007	Annual General Meeting
8 August 2007	Q2 Results 2007
7 November 2007	Q3 Results 2007

Press Release

Hypo Real Estate Foundation: Architecture Prize for Exemplary Commercial Buildings awarded for the eighth time. The winners are:

- **Allmann Sattler Wappner Architects, Munich**
- **a.ml und partner, Nuremberg**
- **b&k+ brandlhuber&co, Cologne**
- **Florian Nagler Architects, Munich**
- **Junior Architect Prize for Thomas Lieschke, BTU Cottbus**

Munich, 24 July 2006: For the eighth time, Hypo Real Estate Foundation has awarded the Architecture Prize for Exemplary Commercial Buildings. Four winners were selected by an expert jury of renowned architects and building experts from just under 90 submissions received from across Germany. Three distinctions were awarded for projects, and the first Hypo Real Estate Junior Architect Award was also bestowed.

Allmann Sattler Wappner Architects (Munich) received one of the prizes endowed with 5,000 euros (and a plaque) for the rehabilitation and extension of a protected monument in Munich. The character of the old brick building was revived and newly accentuated. The jury regarded the project as a successful example of sensitive renewal and high-quality upgrading in an inner-city environment.

The exhibition and sales centre of the company Baufritz in Erkheim (Allgäu) by architects **a.ml und partner**, Nuremberg, also convinced the jury. The building reflects the company's business – production of ecological detached homes in wood – in a simple yet impressive form. The ecological building technology concept, clear construction and well appointed details underpin the special quality of this property.

A further prize was awarded to **b&k+ brandlhuber&co** for the office and factory building „standard+" (2nd/3rd construction stage) in Cologne. The architects successfully inserted three buildings in an existing commercial district under difficult spatial conditions. The selection of materials and

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

façade design give the edifice a unique identity that refers to its use and endows the building ensemble with formal coherence.

Florian Nagler Architects, Munich, received this year's award for the design of the headquarters of the company Bass GmbH in Niederstetten. This large manufacturing plant with administrative areas situated on the town's perimeter is well structured and ordered. The open and transparent facility displays an outstanding mix of simple principles, good proportions and skilful use of materials.

Three distinctions awarded

In addition to the four main prizes, the jury awarded three distinctions to:

- BRT Architects, Hamburg, for the Dockland office building, Hamburg
- Heinle, Wischer & Partners for the administrative building of the German Medical Association in the KPM Quarter, Berlin
- Ingenhofen Architects, Düsseldorf, /Prof. Kahlen Planungsgesellschaft, Potsdam, for the retail building Peek & Cloppenburg in Lübeck.

New Junior Architect Prize for the design of a biomass plant

The first Junior Architect Prize of the Hypo Real Estate Foundation was awarded to **Thomas Lieschke** at **Brandenburg Technical University Cottbus** for his design of the Biomass Power Plant in Welzow. In his degree project entitled „Energy Farm – Architectural Models for an Energy Landscape in the Lausitz", Lieschke explores the use of the former open-cast lignite coal mining region as an area for cultivation of renewable primary energetic products. His design therefore concerns a power plant for biomass gas generation. Lieschke succeeded in converting an energy economy theme into an architectural model on the basis of a well structured design.

The chairman of the jury, Prof. Dipl.-Ing. Eckhard Gerber, emphasized the high architectural quality of the projects submitted this year, adding that it reflected the positive influence the prize had taken on commercial architecture in Germany for a long time.

Manuela Better, Chairperson of the Hypo Real Estate Foundation, said: „This year, too, all projects submitted convinced by their exceptional creativity and skilful execution. Overall, it is noticeable that attention is increasingly focused on achieving the right balance between commercial utility and architectural beauty. I am especially pleased by the award of the first junior prize, by which we aim to promote dialogue between experienced and young architects, contractors and investors and intensify the contacts between our foundation and the universities."

Note for editors:

The jury of the Architecture Prize 2006

- Ministerial Councillor Peter Fröhlich, Federal Ministry of Transport, Construction and Urban Affairs, Berlin
- Dipl.-Ing. Kaspar Kraemer, President of the Association of German Architects (BDA), Cologne
- Prof. Kees Christiaanse, ETH Zurich, KCAP architects & planners, Rotterdam
- Prof. Dipl.-Ing. Eckhard Gerber, architect BDA, DWB, Dortmund (chairman)
- Prof. Dipl.-Ing. Ulrike Lauber, Munich, Berlin
- Prof. Dipl.-Ing. Helmut C. Schulitz, architect BDA, Braunschweig
- Prof. Dipl.-Ing. Christiane Thalgott, City Building Councillor, Munich

Hypo Real Estate Foundation

Hypo Real Estate Foundation is an independent legally incorporated foundation and was established in 1987 by the former Westfälische Hypothekenbank – one of the predecessor banks of Hypo Real Estate Bank AG. The foundation is dedicated exclusively to non-profit activities. It sponsors competitions, concerts and exhibitions and supports outstanding

artists and talents. The foundation's Architecture Prize has been awarded since 1992 and has been supplemented this year by the Junior Architect Prize, which is to provide a platform for young architects. The Architecture Prize is awarded for aesthetically and ecologically outstanding buildings. Both the main and junior competitions are arranged under the auspices of the Federal Ministry of Transport, Construction and Urban Affairs and the Association of German Architects (BDA).

Press contact:
Hypo Real Estate Group
Oliver Gruß
Doris Linder
Fon: +49 (0)89 203007 774
Fax: +49 (0)89 203007 772
E-Mail:doris.linder@hyporealestate.com

Graphic presentations/photos of the projects distinguished are available on request.

RECEIVED
2006 JUL 31 P 5:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press release

Hypo Real Estate Bank International AG to issue a Mortgage Jumbo Pfandbrief for € 1.25 billion

- **Spread minus 4 bp**
- **Reoffer Price: 99.694%**

Stuttgart/Munich, 25 July 2006: Hypo Real Estate Bank International AG issued a Mortgage Jumbo Pfandbrief for € 1.25 billion. It comes with an annual coupon of 3.75%, and a term of 4 years. The spread has been fixed at minus 4 bp below mid-marktet swaps. The reoffer price is 99.694 %.

The Mortgage Pfandbrief of Hypo Real Estate Bank International has been rated AAA by S&P and Aa2 (with a review for possible upgrade) by Moody`s. It has been placed by a syndicate comprising as lead managers Citigroup, Dresdner Kleinwort, Ixis CIB and LBBW. 48% were placed in Germany, followed by Scandinavia with 22%, France 11%, Benelux 7%, UK 6% and the remainder spread across Europe and Asia.

Maturity:	**28.07.2010**
Value date:	**28.07.2006**
WKN:	**A0JQKQ**
ISN:	**DE000A0JQKQ0**
Series:	**567**

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Press contact:
Doris Linder
Phone: +49 (0)89 203007 774
Fax: +49 (0)89 203007 772
E-mail:doris.linder@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich